MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Genco Resources Ltd. (“Genco”) Suite 525 – 999 West Hastings Street Vancouver, British Columbia V6C 2W2

2.	Date of Material Change

September 20, 2010

3.	News Release

A news release with respect to the material change disclosed in this report was issued by Genco on September 20, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On September 20, 2010, Genco and Silvermex Resources Ltd. (“Silvermex”) jointly announced the entering into of an arrangement agreement (the “Arrangement Agreement”) pursuant to which Genco will acquire all of the outstanding common shares of Silvermex for consideration of one Genco common share for each Silvermex common share (the “Transaction”).

5.	Full Description of Material Change

On September 20, 2010, Genco and Silvermex entered into the Arrangement Agreement setting out, among other things, the terms under which the Transaction will be undertaken. Under the Transaction, each common share of Silvermex will be exchanged for one common share of Genco. Prior to the completion of the transaction, Genco will subdivide its common shares on a 1.1-for-one basis in order to facilitate the one-for-one share exchange contemplated under the Transaction.

Pursuant to the Transaction, Genco expects to issue approximately 113 million common shares on a fully-diluted basis, which includes Genco common shares issued to Silvermex shareholders in exchange for their Silvermex common shares, as well as Genco common shares issuable upon the exercise of outstanding Silvermex options and warrants. Following the completion of the Transaction, the current Genco shareholders will retain an approximately 53.0% interest in the combined company, or approximately 55.8% on a fully-diluted basis, while current Silvermex shareholders will retain an approximately 47.0% interest in the combined company, or approximately 44.2% on a fully-diluted basis. Following the completion of the Transaction, Genco’s board of directors will be composed of one current Genco director and five current Silvermex Directors.

Under the Arrangement Agreement, Genco has also agreed to issue Genco common shares in satisfaction of certain future obligations of Silvermex to deliver Silvermex common shares in payment of purchase price obligations under certain mining property acquisition agreements. Genco currently expects to issue between two and 16.1 million additional Genco common shares pursuant to these future obligations depending on whether the counterparties elect to receive the relevant payments in cash or shares.

The Transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66⅔;% of the votes cast by the shareholders of Silvermex at an annual general and special meeting of Silvermex shareholders to take place on or about November 9, 2010 (the “Silvermex Meeting”). It is expected that the Transaction will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to the court approval exemption afforded by section 3(a)(10) under that Act. Under applicable Toronto Stock Exchange rules, the Transaction is also subject to obtaining the approval of a simple majority (50% plus one vote) of the votes cast by the shareholders of Genco at a special meeting of Genco shareholders expected to take place on the same date as the Silvermex Meeting (the “Genco Meeting”). In addition to shareholder and court approvals, the Transaction is subject to the satisfaction of certain other closing conditions customary for transactions of this nature.

The Transaction has been approved by the boards of directors of each of Genco and Silvermex. The boards of directors of each of Genco and Silvermex are expected to provide written recommendations that holders of Genco common shares and Silvermex common shares vote in favour of the Transaction in the information circulars to be mailed in connection with their respective shareholder meetings.

Genco’s financial advisor, Haywood Securities Inc., has provided an opinion to the Genco board of directors that the consideration to be paid by Genco under the Transaction is fair, from a financial point of view, to the Genco shareholders. The financial advisor for Silvermex, GMP Securities L.P., has provided an opinion to the Silvermex board of directors that the consideration to be received by the Silvermex shareholders under the Transaction is fair, from a financial point of view, to the Silvermex shareholders.

Certain directors and officers of Silvermex holding Silvermex common shares representing approximately 3.4% of the issued and outstanding Silvermex common shares have entered into support agreements with Genco and have agreed to vote in favour of the Transaction at the Silvermex Meeting.

Certain directors and officers of Genco, including Genco’s largest shareholder, holding Genco common shares representing approximately 20.1% of the issued and outstanding Genco common shares have entered into support agreements with Silvermex and have agreed to vote in favour of the Transaction at the Genco Meeting.

The Arrangement Agreement provides that the boards of directors of each of Genco and Silvermex may, under certain circumstances, terminate the Arrangement Agreement in favour of an unsolicited superior proposal, subject to payment of a termination payment of Cdn.$2 million to the other party, subject to a right by the other party to match the superior proposal in question.

Further information regarding the Transaction will be contained in information circulars that each of Genco and Silvermex will prepare, file and mail in due course to their respective shareholders in connection with the Genco Meeting and the Silvermex Meeting. All shareholders are urged to read the information circulars once they become available as they will contain additional important information concerning the Transaction.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Genco is knowledgeable about the material change and may be contacted respecting the change:

James R. Anderson
Acting Chief Executive Officer
Tel: (604) 682-2205

9.	Date of Material Change Report

September 30, 2010